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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Rd., Suite 325
(No. and Street)

Dallas	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Rodriguez 214-987-4121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Capital Markets, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

LATERRIA WHITFIELD
Notary Public
STATE OF TEXAS
My Comm. Exp. 09/27/2022
ID# 131740829

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE CAPITAL MARKETS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2018

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Stonegate Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonegate Capital Markets, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stonegate Capital Markets, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Stonegate Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Stonegate Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stonegate Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Stonegate Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Stonegate Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC

We have served as Stonegate Capital Markets, Inc.'s auditor since 2008.
Dallas, Texas
February 28, 2019

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS		
Cash and Cash Equivalents	$	68,616
Accounts Receivable		6,000
Receivables from Affiliates (Note 8)		227,722
Prepaid expenses		700
TOTAL ASSETS	$	303,038
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable - Trade	$	1,590
Total Liabilities		1,590
SHAREHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding		1,000
Additional Paid-in-Capital		699,763
Accumulated Deficit		(399,315)
Total Shareholder's Equity		301,448
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	303,038

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE	
Research Fees	$ 212,000
Advisory Fees	6,000
Royalty Commissions	1,027
Total Revenue	219,027
EXPENSES	
Employee Compensation and Benefits	236,230
Communications and Development	1,351
Brokerage and Clearance	5,639
Occupancy, Operating and Overhead (Note 8)	72,811
Total Expenses	316,031
LOSS BEFORE PROVISION FOR TAXES	(97,003)
INCOME TAX EXPENSE (Note 9)	-
NET LOSS	$ (97,003)

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, January 1, 2018	$ 1,000	$ 603,763	$ (302,311)	$ 302,452
Shareholder Contributions		96,000		96,000
Net Loss			(97,003)	(97,003)
Balance, December 31, 2018	$ 1,000	$ 699,763	$ (399,315)	$ 301,448

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (97,004)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:	
Non-cash expense sharing agreement fees	96,000
Change in operating assets and liabilities:	
Increase in accounts receivables - trade	(5,250)
Decrease in receivables from affiliates	600
Increase in prepaid expenses	(700)
Increase in accounts payable - trade	1,547
Total adjustments	92,197
Net Cash Provided by Operating Activities	(4,807)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(4,807)
Beginning of Year	73,423
End of Year	$ 68,616
SUPPLEMENTAL CASH FLOW DISCLOSURES	
State Income Taxes Paid	$ -
Capital Contributions made in lieu of expense sharing fees	$ 96,000

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Capital Markets, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing research and investment banking services throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, research, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research Fees

Stonegate Capital Markets, Inc. has a contractual agreement with Stonegate Capital Partners, an equity affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets, Inc. a monthly retainer for said research services.

Advisory Fees

Advisory fees include investor relations services provided to publicly listed companies. The Company is retained by the clients to raise institutional investor awareness. Advisor Fees are recognized upon the terms of the individual agreements as performance obligations are met.

Royalties

Royalties include payment from entities for the resale of our research and are recognized upon receipt of royalty payments.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2018.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company, calculated at the appropriate Federal income tax rate. The Parent paid the Texas margin taxes for the year ended December 31, 2018.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and

information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2018, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $67,026 which was $17,026 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.02 to 1 at December 31, 2018.

4. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2018, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent through an expense sharing agreement. For the year ended December 31, 2018, the Company incurred expense sharing of approximately $96,000 which were offset by capital contributions by the Parent Company. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

As detailed in Note 2, Stonegate Capital Markets, Inc. has a contractual agreement with Stonegate Capital Partners, an equity affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets, Inc. a monthly retainer for said research services. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. Any deferred tax asset resulting from net operating losses has an offsetting valuation allowance recorded.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-19) using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018.

As a practical expedient, the Company has recognized the cumulative effect at the date of adoption, January 1, 2018. The revenue recognition standard was applied to all contracts and no existing contracts were restated.

There was no impact to retained earnings as of January 1, 2018 or to revenue for the twelve months ended December 31, 2018, after adopting ASC 606, as revenue recognition and timing of revenue did not change as a result.

Other recently issued accounting standards that have been issued or proposed by the FASB or other standards setting bodies, are not expected to have a material impact on the Company's financial position or results of its operations.

11. EXEMPTION REQUIREMENTS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the disclosure of Information Relating to Possession or Control Requirements is not required.

During the year ended December 31, 2018 through February 28, 2019, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

12. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 28, 201, the date that the financial statements were issued or available to be issued.

STONEGATE CAPITAL MARKETS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 301,448
Less Non-allowable Assets	234,422
Net Capital	$ 67,026
AGGREGATE INDEBTEDNESS	$ 1,590
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 106
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 50,000
Minimum Net Capital Requirement	$ 50,000
Net Capital in Excess of Minimum Required	$ 17,026
Net Capital in Excess of Minimum Required at 1000%	$ 7,026
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.02 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2018 and the corresponding unaudited amended filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Capital Markets, Inc.

STONEGATE CAPITAL MARKETS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2018

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of Stonegate Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonegate Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonegate Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Stonegate Capital Markets, Inc. stated that Stonegate Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2018, without exception. Stonegate Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonegate Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co, PC

Dallas, Texas
February 28, 2019

Stonegate Capital Markets, Inc.'s Exemption Report

Stonegate Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Stonegate Capital Markets, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2018.

2. Stonegate Capital Markets, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2018 to December 31, 2018, without exception.

Stonegate Capital Markets, Inc. I, Marco Rodriguez, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

CFO

Title

February 25, 2019